Exhibit 3.1

Certificate of Incorporation of Naturade, Inc.

As amended through May 15, 2003

Text of Certificate of Incorporation as filed with the Delaware Secretary of State on February 19, 1986, and as amended on April 11, 1989, December 11, 1997, December 20, 2001 and May 15, 2003.

1.  The name of the corporation is:

NATURADE, INC.

2.  The address of the registered office of the corporation in the State of Delaware is:

11th Floor Rodney Square

North 11th & Market Streets

Wilmington, DE 19899

New Castle County

3.  The registered agent in charge thereof is:

Corporation Guarantee and Trust Company

4.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

5.             a. Authorized Stock.  The corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of stock which the corporation is authorized to issue is 202,000,000 shares, 150,000,000 of which shall be Common Stock with a par value of $.0001 per share, 2,000,000 of which shall be Non-Voting Common Stock with a par value of $.0001 per share, and 50,000,000 of which shall be Preferred Stock with a par value of $.0001 per share.

b.  Preferred Stock. The Board of Directors of the Corporation is hereby expressly authorized to establish and designate one or more series of the Preferred Stock, to fix the number of shares constituting each series, and to fix the designations and the powers, preferences, qualifications, limitations, restrictions and dividend, conversion, redemption, distribution, liquidation, special voting and other rights of the shares of each series and the variations of the relative powers, rights, preferences, qualifications, limitations and restrictions as between series, and to increase and to decrease (but not below the number of shares of such series then outstanding) the number of shares constituting each such series. Such determinations may be fixed by a resolution or resolutions adopted by the Board of Directors.

6.  The Board of Directors is authorized and empowered to make, alter, amend and rescind the By-Laws of the corporation, but By-Laws made by the Board may be altered or repealed, and new By-Laws made, by the stockholders.

7.  The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.  Election of directors need not be by written ballot unless so provided in the By-Laws of the corporation.

9.  Except as otherwise required by statute, the books and records of the corporation may be kept outside of the State of Delaware, at such place or places as provided in the By-Laws of the corporation or from time to time designated by the Board of Directors.

10.  The name and address of the incorporator is as follows:

Name	Address
R.W. Worthington,	105 N. Watts Street, Philadelphia, PA 19107